Fifth Third Holdings Funding, LLC

1701 Golf Road

Tower 1, 9th Floor

Rolling Meadows, Illinois 60008

September 11, 2007

Via U.S. Mail And EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Max A. Webb
Julie Bell

Re:	Fifth Third Holdings Funding, LLC

Registration Statement on Form S-3

Filed September 5, 2007

File No. 333-144316

Fifth Third Holdings Funding, LLC (the “Depositor”) hereby requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 5:30 P.M. (Eastern time) on September 13, 2007 or as soon as thereafter practicable.

In connection with our request for acceleration, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Depositor may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 11, 2007

Please telephone Stuart Litwin of Mayer Brown LLP at (312) 701-7373 if you have any questions with respect to the foregoing.

Very truly yours,

Fifth Third Holdings Funding, LLC

By:	/s/ Tayfun Tuzun
Name:	Tayfun Tuzun
Title:	President